

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 11, 2012

Via E-mail
Mark A. Semanie
Chief Financial Officer
Carrollton Bancorp
7151 Columbia Gateway Drive, Suite A
Columbia, Maryland 21046

> **Re: Carrollton Bancorp**
> **Form 10-K for the period ended December 31, 2011**
> **Filed March 13, 2012**
> **Form 10-Q for the period ended June 30, 2012**
> **Filed August 14, 2012**
> **Response dated November 19, 2012**
> **File No. 000-23090**

Dear Mr. Semanie:

We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

December 31, 2011 Form 10-K

Financial Statements

Note 4. Loans, page 67

1. We note your response to comment 2 in your response letter dated November 19, 2012. We believe the information required to be disclosed by ASC 310-10-50-11B(g) and (h) should be explicitly disclosed. Therefore, please revise future filings to disclose the

balance of your allowance for loan losses and your recorded investment in financing receivables by loan portfolio segment for loans collectively evaluated for impairment. Refer to the example disclosure in ASC 310-10-55-7 for guidance.

2. We note your response to comment 4 in your response letter dated November 19, 2012. ASC 310-40-35-10 indicates that a loan restructured in a troubled debt restructuring is an impaired loan. Therefore, please revise future filings to include all TDR's in your impaired loans disclosures as appropriate.

3. We note your response to comment 4 in your response letter dated November 19, 2012. Please tell us and revise future filings to clarify how you measure credit impairment on TDR's. If you do not measure credit impairment using the guidance in ASC 310-10-35, please tell us why and tell us the impact on your financial statements at December 31, 2011 and September 30, 2012 if you measured credit impairment for these loans using this guidance.

Note 18. Income Taxes, page 86

4. We note your response to comment 6 in your response letter dated November 19, 2012. Please address the following:

   a. Please provide us an accounting analysis that details the specific positive and negative evidence you considered in determining that your deferred tax assets will more likely than not be realized at December 31, 2011. Specifically tell us if you were in a cumulative net loss position for the prior three years at December 31, 2011 and September 30, 2012.

   b. Please provide us an analysis of your historical taxable income, projected future tax or US GAAP income and a schedule detailing the amounts and years you expect to realize the benefits from your deferred tax assets.

   c. For your projections of future tax or US GAAP income in your analysis provided to us, please:

      i. identify the most significant inputs and assumptions,
      ii. provide a qualitative and quantitative discussion of the inputs and assumptions to allow us to fully understand your projections,
      iii. provide specific evidence which supports the inputs and assumptions, and
      iv. provide a sensitivity analysis using reasonably likely alternatives for key assumptions.

June 30, 2012 Form 10-Q

Note 9. Fair Value

5. We note your response to comment 8 in your response letter dated November 19, 2012. It appears that estimates of disposition costs such as taxes, maintenance and security, sales commissions and closing costs represent level 3 fair value inputs since they are unobservable. Therefore, please revise future filings as appropriate and disclose the information required by ASC 820-10-50.

        You may contact Michael Volley at 202-551-3437 or me at 202-551-3423 with any questions.

                                                        Sincerely,

                                                        /s/ Amit Pande

                                                        Amit Pande
                                                        Accounting Branch Chief